Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

July 22, 2025

Ms. Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FST Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 8, 2025
File No. 333-285391

Dear Ms. Jenny O’Shanick:

The undersigned, on behalf of FST Corp. (the “Company”), respectfully submits this correspondence to the staff of the Securities and Exchange Commission (the “Staff”) in response to its letter dated July 16, 2025, relating to the Company’s Registration Statement on Form F-1 filed on July 8, 2025 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 2.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment.

Amendment No. 1 to Registration Statement on Form F-1 Filed July 8, 2025

General

1.	Please revise your cover page to comply with the registration statement cover page requirements of Form F-1 and ensure that you check all of the appropriate boxes on the cover page.

Response: In response to the Staff’s comments, the Company has revised the cover page to comply with the registration statement cover page requirements of Form F-1.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at Gary@RossLawGroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	David Chuang, FST Corp.